SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party: :	N/A
Form or Registration No.:	N/A	Date Filed: :	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by RTM Acquisition Company, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (“Parent”), for all of the outstanding common stock of Trimeris, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 2, 2009, among Parent, Purchaser and the Company.

On October 12, 2009, Parent issued a press release to respond to third-party commentary in the Korean press about the announced transaction. The press release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser and Parent will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit 99.1 may contain forward-looking information about the proposed transaction between the Company and Parent, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about the parties’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether the Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’ periodic reports filed with the U.S. Securities and Exchange Commission, The forward looking statements are made only as of the date of publication. Except as otherwise required by law, the parties specifically disclaims any obligation to update any of these forward looking statements.

EXHIBIT INDEX

No.	Description
99.1	Press release by Arigene Co., Ltd. dated October 12, 2009